                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 18)

                             SHELTER PROPERTIES III
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MR. PATRICK J. FOYE
                            EXECUTIVE VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO
                   2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000
                             DENVER, COLORADO 80222
                            TELEPHONE: (303) 757-8081


                                 with a copy to:
                                GREGORY M. CHAIT
                                  ROBERT BARKER
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                   191 PEACHTREE STREET, N.E., SIXTEENTH FLOOR
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   MAY 8, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                              (Page 1 of 10 Pages)

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CUSIP NO. NOT APPLICABLE                                  13D                                            PAGE 2 OF 10 PAGES
------------------------------                                                                       ------------------------

-----------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721
-----------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)[ ]

                                                                                                                      (b)[X]

-----------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       WC, BK
-----------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-----------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY     ---------------------------------------------------------------------------------------------------------
     OWNED BY          8   SHARED VOTING POWER
  EACH REPORTING                34,841 UNITS
    PERSON WITH     ---------------------------------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                    ---------------------------------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                34,841 UNITS
-----------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       34,841 UNITS
-----------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [ ]

-----------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       62.71%
-----------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN

-----------------------------------------------------------------------------------------------------------------------------

------------------------------                                                                       ------------------------

CUSIP NO. NOT APPLICABLE                                  13D                                            PAGE 3 OF 10 PAGES
------------------------------                                                                       ------------------------

-----------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS: AIMCO-GP,INC.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

-----------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)[ ]

                                                                                                                      (b)[X]

-----------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS

       NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-----------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY     ---------------------------------------------------------------------------------------------------------
     OWNED BY          8   SHARED VOTING POWER
  EACH REPORTING                34,841 UNITS
    PERSON WITH     ---------------------------------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                    ---------------------------------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                34,841 UNITS

-----------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       34,841 UNITS
-----------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [ ]

-----------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       62.71%
-----------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO

-----------------------------------------------------------------------------------------------------------------------------

------------------------------                                                                       ------------------------

CUSIP NO. NOT APPLICABLE                                  13D                                            PAGE 4 OF 10 PAGES
------------------------------                                                                       ------------------------

-----------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

-----------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)[ ]

                                                                                                                      (b)[X]

-----------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-----------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       MARYLAND
-----------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY     ---------------------------------------------------------------------------------------------------------
     OWNED BY          8   SHARED VOTING POWER
  EACH REPORTING                34,841 UNITS
    PERSON WITH     ---------------------------------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                    ---------------------------------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                34,841 UNITS

-----------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       34,841 UNITS
-----------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [ ]

-----------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       62.71%
-----------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
-----------------------------------------------------------------------------------------------------------------------------

------------------------------                                                                       ------------------------

CUSIP NO. NOT APPLICABLE                                  13D                                            PAGE 5 OF 10 PAGES
------------------------------                                                                       ------------------------

-----------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS: INSIGNIA PROPERTIES, L.P.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

-----------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)[ ]

                                                                                                                      (b)[X]

-----------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-----------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY     ---------------------------------------------------------------------------------------------------------
     OWNED BY          8   SHARED VOTING POWER
  EACH REPORTING                18,632 UNITS
    PERSON WITH     ---------------------------------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                    ---------------------------------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                18,632 UNITS

-----------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       18,632 UNITS
-----------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [ ]

-----------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33.88%
-----------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       PN
-----------------------------------------------------------------------------------------------------------------------------

------------------------------                                                                       ------------------------

CUSIP NO. NOT APPLICABLE                                  13D                                            PAGE 6 OF 10 PAGES
------------------------------                                                                       ------------------------

-----------------------------------------------------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSONS: AIMCO/IPT, INC.
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

-----------------------------------------------------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                               (a)[ ]

                                                                                                                      (b)[X]

-----------------------------------------------------------------------------------------------------------------------------
  3    SEC USE ONLY

-----------------------------------------------------------------------------------------------------------------------------
  4    SOURCE OF FUNDS
       NOT APPLICABLE
-----------------------------------------------------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

-----------------------------------------------------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
       DELAWARE
-----------------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7   SOLE VOTING POWER
      SHARES
   BENEFICIALLY     ---------------------------------------------------------------------------------------------------------
     OWNED BY          8   SHARED VOTING POWER
  EACH REPORTING                18,632 UNITS
    PERSON WITH     ---------------------------------------------------------------------------------------------------------
                       9   SOLE DISPOSITIVE POWER

                    ---------------------------------------------------------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                18,632 UNITS

-----------------------------------------------------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       18,632 UNITS
-----------------------------------------------------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                             [ ]

-----------------------------------------------------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       33.88%
-----------------------------------------------------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON
       CO
-----------------------------------------------------------------------------------------------------------------------------

------------------------------                          ------------------------

CUSIP NO. NOT APPLICABLE             13D                  PAGE 7 OF 10 PAGES
------------------------------                          ------------------------


Item 1. Security and Issuer

        The name of the issuer is Shelter Properties III, a South Carolina limited partnership (the "Partnership"), and the address of its principal executive offices is Colorado Center, Tower Two, 2000 South Colorado Boulevard, Suite 2-1000, Denver, Colorado 80222. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership.

        This Amendment No. 18 (this "Amendment") amends Items 1, 2, 4, 5 and 7 of the Statement on Schedule 13D filed by AIMCO Properties, L.P. and certain of its affiliates.

Item 2. Identity and Background

        (a) - (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

            (1) AIMCO Properties, L.P., a Delaware limited partnership, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concerns owning and operating multi-family residential properties.

            (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at
                2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

            (3) AIMCO, a Maryland corporation, with principal office at 2000
                South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business involves owning and managing multi-family residential properties.

            (4) Insignia Properties, L.P., a Delaware limited partnership, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and operating multi-family residential properties.

            (5) AIMCO/IPT, Inc., a Delaware corporation, with principal office at 2000 South Colorado Blvd., Suite 2-1000, Denver, CO 80222. Its principal business concern is owning and managing multi-family residential properties.

------------------------------                          ------------------------

CUSIP NO. NOT APPLICABLE             13D                  PAGE 8 OF 10 PAGES
------------------------------                          ------------------------

        (d) - (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Item 4. Purpose of Transaction

        AIMCO Properties is currently making a tender offer to purchase the outstanding Units of the Partnership for $79.00 per unit in cash. The tender offer is currently scheduled to expire on June 6, 2002. The specific terms of the tender offer are set forth in the offer to purchase, filed as Exhibit 1 to the Schedule TO filed on May 8, 2002, by AIMCO Properties. AIMCO Properties believes that its offer provides an opportunity to increase its ownership interest in the property of the Partnership while providing the investors of the Partnership with an occasion to liquidate their current investment.

        Although AIMCO Properties has no present intention to acquire additional units or sell units after completion or termination of the current offer, it may do so in the future. Any such acquisition may be made through private purchases, through one or more future tender or exchange offers, by merger, consolidation or by any other means deemed advisable. Any acquisition may be at a price higher or lower than the price to be paid for the units purchased pursuant to the current offer, and may be for cash, limited partnership interests in AIMCO Properties or other consideration. AIMCO Properties may consider selling some or all of the units it acquires pursuant to the current offer to persons not yet determined, which may include its affiliates. AIMCO Properties may also buy the properties held by the Partnership, although AIMCO Properties has no present intention to do so. There can be no assurance, however, that AIMCO Properties will initiate or complete, or will cause the Partnership to initiate or complete, any subsequent transaction during any specific time period following the expiration of the offer or at all.

        Except as set forth herein, none of the Reporting Persons have any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; or any other material changes in their structure or business. AIMCO Properties or its affiliates may loan funds to the Partnership which may be secured by the Partnership's property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with the fiduciary obligations of the general partner of the Partnership, the general partner will seek and

------------------------------                          ------------------------

CUSIP NO. NOT APPLICABLE             13D                  PAGE 9 OF 10 PAGES
------------------------------                          ------------------------

review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the partnership's Limited Partnership Agreement or applicable state laws.

Item 5. Interest in Securities of the Issuer

        (a) - (b) The information in lines 7 through 11 of each Reporting Person's cover page is incorporated herein by reference.

        (c) Not applicable.

        (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the units beneficially owned by the reporting persons.

        (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

        Exhibit 7.1     Agreement of Joint Filing, dated May 8, 2002.

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CUSIP NO. NOT APPLICABLE             13D                  PAGE 10 OF 10 PAGES
------------------------------                          ------------------------

                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2002
                                        AIMCO PROPERTIES, L.P.

                                        By: AIMCO-GP, INC.
                                            (General Partner)


                                        By:    /s/ Patrick J. Foye
                                           -------------------------------------
                                                   Executive Vice President


                                        AIMCO-GP, INC.


                                        By:    /s/ Patrick J. Foye
                                           -------------------------------------
                                                   Executive Vice President


                                        APARTMENT INVESTMENT AND
                                        MANAGEMENT COMPANY


                                        By:    /s/ Patrick J. Foye
                                           -------------------------------------
                                                   Executive Vice President


                                        INSIGNIA PROPERTIES, L.P.

                                        By:  AIMCO/IPT, INC.
                                             (General Partner)


                                        By:    /s/ Patrick J. Foye
                                           -------------------------------------
                                                   Executive Vice President


                                        AIMCO/IPT, INC.


                                        By:    /s/ Patrick J. Foye
                                           -------------------------------------
                                                   Executive Vice President

                               Index to Exhibits

Exhibit
  No.                   Description

Exhibit 7.1             Agreement of Joint Filing, dated May 8, 2002.